UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41445

Jianzhi Education Technology Group Company Limited

27/F, Tower A, Yingdu Building, Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

+86 10 58732560

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

On July 26, 2024, Jianzhi Education Technology Group Company Limited (the “Company”) received a deficiency letter from the Nasdaq Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the Company does not meet the minimum Market Value of Publicly Held Shares (“MVPHS”) of $5,000,000 for the previous 30 consecutive business days. The Nasdaq deficiency letter has no immediate effect on the listing of the Company’s securities, and its securities will continue to trade on The Nasdaq Global Select Market under the symbol “JZ” at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has been given 180 calendar days, or until January 22, 2025, to regain compliance with Rule 5450(b)(1)(C). If at any time before January 22,2025, the MVPHS closes at $5,000,000 or more for a minimum of ten consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance and the matter will be closed.

If the Company does not regain compliance with Rule 5450(b)(1)(C) by January 22,2025, the Company will receive written notification that its securities are subject to delisting and the Company may appeal the delisting determination to a Hearing’s Panel. Alternatively, the Company may consider applying to transfer the securities to The Nasdaq Capital Market.

On July 31, 2024, the Company issued a press release regarding the deficiency. A copy of the press release is attached hereto as Exhibit 99.1.

Neither this report nor the exhibits constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The information in this Form 6-K, including the exhibits shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianzhi Education Technology Group Company Limited

By:	/s/ Yong Hu
Name:	Yong Hu
Title:	Director and Chief Executive Officer

Date: July 31, 2024

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